Impart media group, inc. 1300 n. northlake way seattle, wa 98103-8987 u.s.a.	tel: 800.544.3343, 206.633.1852 fax: 206.633.2768 web: www.impartmedia.com

April 9, 2007

Ms. Amanda Jaffe
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Impart Media Group, Inc.: Item 4.02 Form 8-K, Filed March 28, 2007
File No. 0-29107, SEC Letter Dated, April 2, 2007

Dear Ms. Jaffe:

We hereby file by EDGAR transmission this letter dated April 9, 2007 containing our responses to the Staff’s letter furnishing the comments of the Securities and Exchange Commission (the “Commission”) on our Current Report on Form 8-K filed on March 28, 2007 (the “Current Report”). The numbered responses below correspond to the numbered paragraphs of the Staff’s letter.

Responses

1.    As noted in the Current Report, on March 22, 2007, our authorized officers determined that it is necessary to restate our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2006, the three and six months ended June 30, 2006, and the three and nine months ended September 30, 2006 (collectively, the “2006 Interim Financial Statements”), which were included in our Quarterly Reports on Form 10-QSB for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively (the “2006 Quarterly Reports”). The restatement of the 2006 Interim Financial Statements pertains to the valuation and assignments of intangible asset in connection with our purchase of substantially all of the assets of E&M Advertising, Inc. and its affiliates (collectively, “E&M”) in February 2006. In determining the original purchase value and the amounts allocated to intangible assets, we relied upon a valuation prepared by an outside consultant. Subsequently, as a result of our periodic review for impairments of intangible assets, we discovered that the original valuation contained errors significant enough to warrant restatement of the 2006 Interim Financial Statements.

In connection with the preparation of the restated financial statements to be included in amendments to the 2006 Quarterly Reports, which we intend to file as soon as practicable, we reviewed our disclosures in Part I, Item 3 of the 2006 Quarterly Reports regarding the effectiveness of our disclosure controls and procedures. Our review included discussions with our accounting and finance personnel and consultation with our independent registered public accountants. Upon the conclusion of our review, we determined that no change was required to our disclosure despite our decision to restate the 2006 Interim Financial Statements. The Staff should note that Part I, Item 3 of our Quarterly Report for the period ended March 31, 2006 already cited weaknesses in our disclosure controls and procedures as of such date. We believe the need to restate the 2006 Quarterly Reports was due to our good faith reliance upon the valuation provided by an independent expert. We do not believe that the asset valuation errors in the 2006 Interim Financial Statements are indicative of a material weakness in the effectiveness of our disclosure controls and procedures as of the end of the periods covered by the respective 2006 Quarterly Reports. Indeed, it was these disclosure controls and procedures that caught the errors in the aforementioned outside consultant’s valuation. As a result, we have determined that no amendment is necessary to our conclusions with respect to disclosure controls and procedures as set forth in Part I, Item 3 of our 2006 Quarterly Reports.

Ms. Amanda Jaffe
United States Securities and Exchange Commission
April 9, 2007

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the Current Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Current Report; and (iii) we may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Current Report, we respectfully request that such comments be directed to the undersigned as soon as practicable.

The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Very truly yours,

/s/Thomas C. Muniz
Thomas C. Muniz
President and Chief Operating Officer

cc:	Peterson Sullivan PLLC
Pryor Cashman LLP